Filed Pursuant to Rule 424(b)(4)

Registration Statement No. 333-286468

6,667,949 Shares

Reborn Coffee, Inc.

This prospectus relates to the resale, from time to time, by the selling securityholders named in this prospectus (the “Selling Stockholders”) of up to 6,667,949 of our shares of our common stock, par value $0.0001 per share (“Common Stock”).

The shares of Common Stock to which this prospectus relates consist of shares that may be issued to the Selling Stockholders pursuant to: (1) a purchase agreement between us and Arena Business Solutions Global SPC II, LTD (the “ELOC Investor”) dated February 10, 2025 (the “ELOC Purchase Agreement”); and (2) a securities purchase agreement between us and the purchasers named therein (the “Arena Investors”) dated February 6, 2025 as amended on March 28, 2025 (the “Debenture Agreement”).

In connection with the ELOC Purchase Agreement, we have the right, but not the obligation, to direct the ELOC Investor to purchase up to $50,000,000 in shares of our Common Stock (the “Advance Shares”) upon satisfaction of certain terms and conditions contained in the ELOC Purchase Agreement, including, without limitation, an effective registration statement filed with the SEC registering the resale of Commitment Fee Shares (as defined below) and additional shares to be sold to the ELOC Investor from time to time under the ELOC Purchase Agreement. The term of the ELOC Purchase Agreement began on the date of execution and ends on the earlier of (i) the first day of the month following the 36-month anniversary of the execution date, (ii) the date on which the ELOC Investor shall have purchased the maximum amount of ELOC Shares, or (iii) the effective date of any written notice of termination delivered pursuant to the terms of the ELOC Agreement (the “Commitment Period”).

We have also committed to issue to the ELOC Investor as a commitment fee: (i) a number of shares of Common Stock (the “Initial Commitment Fee Shares”) equal to 750,000 divided by the simple average of the daily VWAP of the Common Stock during the five trading days immediately preceding the effectiveness of the registration statement of which this prospectus forms a part (the “Initial Registration Statement”) on which the Initial Commitment Fee Shares are registered promptly after the effectiveness of the Registration Statement and (ii) a number of shares of Common Stock (“Additional Commitment Fee Shares,” and together with the Initial Commitment Fee Shares, the “Commitment Fee Shares,” and together with the Advance Shares, the “ELOC Shares”) equal to 750,000 divided by the simple average of the daily VWAP of the Common Stock during the five trading days immediately preceding the two month anniversary of the effectiveness of the Initial Registration Statement, promptly after such two-month anniversary.

In connection with the Debenture Agreement, we agreed to issue 10% original issue discount secured convertible debentures (the “Debentures”) with an aggregate principal amount of up to $10,000,000 to be divided into up to four separate tranches that are each subject to certain closing conditions. The conversion price of each Debenture, subject to adjustment as provided therein, is equal to 92.5% of the lowest daily VWAP (as defined in the Debentures) of our shares of Common Stock during the five trading day period ending on the trading day immediately prior to delivery or deemed delivery of the applicable Conversion Notice (as defined in the Debentures). The Debentures accrue interest at a rate of 10% per annum paid in kind, unless there is an event of default in which case the Debentures will accrue interest at a default rate. Upon the consummation of the closing of each tranche, we will also issue common stock purchase warrants (“Warrants”) to each Arena Investor who participates in such closing. The Warrants: (i) provide for the purchase by the applicable Arena Investor of a number of shares of Common Stock equal to 20% of the total principal amount of the related Debenture purchased by the Arena Investor on the applicable closing date divided by 92.5% of the lowest daily VWAP of Common Stock for the five consecutive trading day period ended on the last trading day immediately preceding such closing date and (ii) be exercisable at an exercise price equal to 92.5% of the average of the lowest daily VWAP of the Common Stock over the consecutive trading days immediately preceding the delivery of the applicable Notice of Exercise (as defined in the Warrants). As of the date of this prospectus, we have sold Debentures in the aggregate principal amount of $3,333,333 and 201,282 Warrants to the Arena Investors.

We are not selling any securities under this prospectus and we will not receive any proceeds from the sale of the shares by the Selling Stockholders, except (1) we will receive cash proceeds from the exercise of the Warrants, and (2) the ELOC Purchase Agreement provides that we may sell up to an aggregate of $50,000,000 of our Common Stock to the ELOC Investor under the ELOC Purchase Agreement, from time to time in our discretion after the date the registration statement that includes this prospectus is declared effective and after satisfaction of other conditions in the ELOC Purchase Agreement.

The ELOC Investor is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”). The Selling Stockholders may sell the shares of Common Stock described in this prospectus in a number of different ways and at varying prices. See “Plan of Distribution” for more information about how the Selling Stockholders may sell the shares of Common Stock being registered pursuant to this prospectus.

We will pay the expenses of registering the Common Stock offered by this prospectus, but all selling and other expenses incurred by the Selling Stockholders will be paid by the Selling Stockholders. The Selling Stockholders may sell our shares of Common Stock offered by this prospectus from time to time on terms to be determined at the time of sale through ordinary brokerage transactions or through any other means described in this prospectus under “Plan of Distribution.” The prices at which the Selling Stockholders may sell shares will be determined by the prevailing market price for our Common Stock or in negotiated transactions.

We are a “smaller reporting company” as defined under the federal securities laws and, under applicable Securities and Exchange Commission rules, we have elected to comply with certain reduced public company reporting and disclosure requirements.

Our Common Stock is listed on Nasdaq under the symbol “REBN.” The last reported closing price for our Common Stock on Nasdaq on April 9, 2025 was $3.43 per share.

As of April 10, 2025, there were 4,568,508 shares of Common Stock outstanding. If all shares being registered hereby were sold, it would comprise approximately 59% of our total shares of Common Stock outstanding. Because the shares registered hereunder comprise a significant portion of our outstanding shares, any sales by the Selling Stockholders, or the perception that such sales may occur, could have a significant negative impact on the trading price of our Common Stock. Given the current market price of our Common Stock, certain of the Selling Stockholders who paid less for their shares than such current market price will receive a higher rate of return on any such sales than the public securityholders who purchased Common Stock in our initial public offering or any Selling Stockholder who paid more for their shares than the current market price.

We have not registered the sale of the shares under the securities laws of any state. Brokers or dealers effecting transactions in the shares of Common Stock offered hereby should confirm that the shares have been registered under the securities laws of the state or states in which sales of the shares occur as of the time of such sales, or that there is an available exemption from the registration requirements of the securities laws of such states.

We have not authorized anyone, including any salesperson or broker, to give oral or written information about this offering, Reborn Coffee, Inc., or the shares of Common Stock offered hereby that is different from the information included in this prospectus. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the cover page of this prospectus or any supplement to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 8 of this prospectus to read about factors you should consider before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the disclosures in the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 17, 2025

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ABOUT THIS PROSPECTUS

The registration statement on Form S-1 of which this prospectus forms a part and that we have filed with the U.S. Securities and Exchange Commission (the “SEC”), includes exhibits that provide more detail of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC, together with the additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained in this prospectus and the related exhibits, any prospectus supplement or amendment thereto, or to which we have referred you, before making your investment decision. Neither we, nor the Selling Stockholders named herein (the “Selling Stockholders”), nor any financial advisor engaged by us or the Selling Stockholders in connection with this offering, have authorized anyone to provide you with additional information or information different from that contained in this prospectus. To the extent there is a conflict between the information contained in this prospectus and any prospectus supplement having a later date, the statement in the prospectus supplement having the later date modifies or supersedes the earlier statement.

You should not assume that the information contained in this prospectus, any prospectus supplement or amendments thereto, as well as information we have previously filed with the SEC, is accurate as of any date other than the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since those dates. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.

The Selling Stockholders are not offering to sell or seeking offers to purchase these securities in any jurisdiction where the offer or sale is not permitted. Neither we nor the Selling Stockholders have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the jurisdiction of the United States who come into possession of this prospectus are required to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus applicable to that jurisdiction.

If required, each time the Selling Stockholders offer shares of Common Stock, we will provide you with, in addition to this prospectus, a prospectus supplement that will contain specific information about the terms of that offering. We may also authorize the Selling Stockholders to use one or more free writing prospectuses to be provided to you that may contain material information relating to that offering. We may also use a prospectus supplement and any related free writing prospectus to add, update or change any of the information contained in this prospectus or in documents we have incorporated by reference. This prospectus, together with any applicable prospectus supplements, any related free writing prospectuses and the documents incorporated by reference into this prospectus, includes all material information relating to this offering. To the extent that any statement that we make in a prospectus supplement is inconsistent with statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in a prospectus supplement. Please carefully read both this prospectus and any prospectus supplement together with the additional information described below under the section entitled “Incorporation of Certain Information by Reference” before buying any of the securities offered.

Unless the context otherwise requires, the terms “Reborn,” “Reborn Coffee,” “the Company,” “we,” “us” and “our” refer to Reborn Coffee, Inc.

Unless otherwise indicated, information contained in this prospectus or incorporated by reference herein concerning our industry and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources (including industry publications, surveys and forecasts), and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets, which we believe to be reasonable. Although we believe the data from these third-party sources is reliable, we have not independently verified any third-party information. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our securities, you should carefully read this entire prospectus, including the information set forth under the headings “Risk Factors” as included elsewhere in this prospectus and our financial statements and the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, in our Annual Report on Form 10-K for the year ended December 31, 2024, which is incorporated by reference herein.

Overview of Our Company

Reborn is focused on serving high quality, specialty-roasted coffee at retail locations, kiosks and cafes. We are an innovative company that strives for constant improvement in the coffee experience through exploration of new technology and premier service, guided by traditional brewing techniques. We believe Reborn differentiates itself from other coffee roasters through its innovative techniques, including sourcing, washing, roasting, and brewing our coffee beans with a balance of precision and craft.

Founded in 2015 by Jay Kim, our Chief Executive Officer, Mr. Kim and his team launched Reborn with the vision of using the finest pure ingredients and pristine water. We currently serve customers through our retail store locations in California, Korea, and Malaysia.

Reborn continues to elevate the high-end coffee experience and we received first place traditional still in “America’s Best Cold Brew” competition by Coffee Fest in 2017 in Portland and 2018 in Los Angeles.

The source of coffee is pinnacle to specialty coffee. The coffee industry has gone through various phases including the first, second, third and fourth wave. In the first and second waves of coffee, the single-origin source and type of the coffee is not necessarily in the forefront during the sourcing process. As such, much of the coffee may be a blend with various sources and a mix of Robusta and Arabica coffee beans. The third wave of coffee focuses on a single-origin source and one variety of coffee bean (specifically Arabica beans). Single-origin beans can focus on specific countries and can also have hyper-focused on specific regions in the third wave of coffee, such as Coban in Guatemala. Arabia beans are considered premier due to the specific requirements for growth and the high-quality flavor they produce. Arabica coffee is required to be grown in higher, cooler elevations in regions.

Differentiated from other coffee companies, the Reborn Wash Process is the key to creating the clean flavor of our coffee. Our Wash Process is distinguished by the use of magnetized water to wash our green coffee beans when they arrive at the Reborn facility, in order to extract impurities and enhance hydration before the roasting process. Magnetizing water is a process that converts the particles of water, which can naturally appear in various sizes, into evenly sized particles. As a result of this process, we believe that the water increases its hydration and ability to absorb into organic material. Our water is created through a water magnetizing device in which water is flowed through the device and magnetizes the water on-site immediately prior to use.

After the wash, we roast our washed-green beans based on the profile of each single-origin. After the coffee beans are roasted, they are then packaged into various products such as whole bean coffee, pour over packs, and cold brew packs. Additionally, whole bean inventory is also supplied to the kiosk and cafes. A portion of the roasted coffee is also allotted to create our award-winning cold brew concentrate. Our cold brew production is created using a proprietary percolation technique, also using magnetized water at each step to enhance the flavor of the cold brew.

We continually innovate in the way we serve coffee. At our cafes, we serve customers our award-winning coffee through cold brew taps in addition to freshly ground coffee beans in espresso-made drinks. Other brew methods, such as an in-house pour over and drip coffee, are also available.

In August 2022, we consummated our initial public offering (the “IPO”) of 1,440,000 shares of our common stock at a public offering price of $5.00 per share, generating gross proceeds of $7,200,000. Net proceeds from the IPO was approximately $6.2 million after deducting underwriting discounts and commissions and other offering expenses of approximately $998,000.

We had granted the underwriters a 45-day option to purchase up to 216,000 additional shares (equal to 15% of the shares of common stock sold in the offering) to cover over-allotments. In addition, we had agreed to issue to the representative of the several underwriters warrants to purchase the number of shares of common stock in the aggregate equal to five percent (5%) of the shares of common stock to be issued and sold in the IPO. The warrants are exercisable for a price per share equal to 125% of the public offering price. No over-allotment option or representative’s warrants have been exercised.

On August 12, 2022, our stock began trading on the Nasdaq Capital Market under the symbol “REBN”.

The Experience, Reborn

As leading pioneers of the emerging “Fourth Wave” movement, Reborn Coffee is redefining specialty coffee as an experience that demands much more than premium quality. We consider ourselves leaders of the “fourth wave” coffee movement because we are constantly developing our bean processing methods, researching design concepts, and reinventing new ways of drinking coffee. For instance, the current transition from the K-Cup trend to the pour over drip concept allowed us to reinvent the way people consume coffee, by merging convenience and quality. We took the pour over drip concept and made it available and affordable to the public through our Reborn Coffee Pour Over packs. Our Pour Over Packs allow our consumers to consume our specialty coffee outdoors and on-the-go.

Our success in innovating within the “fourth wave” coffee movement is measured by our success in B2B sales with our introduction of Reborn Coffee Pour Over Packs to hotels. With the introduction of our Pour Over Packs to major hotels, our B2B sales increased as these companies recognized the convenience and functionality our Pour Over Packs serve to their customers.

Reborn Coffee’s continuous Research and Development is essential to developing new parameters in the production of new blends. Our first place position in “America’s Best Cold Brew” competition by Coffee Fest in 2017 in Portland and 2018 in Los Angeles is a testament to the way we believe we lead the “fourth wave” movement by example.

Centered around its core values of service, trust, and well-being, Reborn Coffee delivers an appreciation of coffee as both a science and an art. Developing innovative processes such as washing green coffee beans with magnetized water, we challenge traditional preparation methods by focusing on the relationship between water chemistry, health, and flavor profile. Leading research studies, testing brewing equipment, and refining roasting/brewing methods to a specific, Reborn Coffee proactively distinguishes exceptional quality from good quality by starting at the foundation and paying attention to the details. Our mission places an equal emphasis on humanizing the coffee experience, delivering a fresh take on “farm-to-table” by sourcing internationally. In this way, Reborn Coffee creates opportunities to develop transparency by paying homage to origin stories and spark new conversations by building cross-cultural communities united by a passion for the finest coffee.

Through a broad product offering, Reborn Coffee provides customers with a wide variety of beverages and coffee options. As a result, we believe we can capture share of any experience where customers seek to consume great beverages whether in our inviting store atmospheres which are designed for comfort, or on the go through our pour over packs, or at home with our whole bean ground coffee bags. We believe that the retail coffee market in the US is large and growing. According to IBIS, in 2025, the retail market for coffee in the United States is expected to be $74.3 billion. This is expected to grow due to a shift in consumer preferences to premium coffee, including specialized blends, espresso-based beverages, and cold brew options. We aim to capture a growing portion of the market as we expand and increase consumer awareness of our brand.

Branding

Reborn Coffee focuses on three key features in our branding: “Introducing the Fourth Wave,” “America’s Best Cold Brew,” and our newly launched “Tea and Bakery” concept. These elements encapsulate the quality of the Reborn Coffee Process-from sourcing, washing, roasting, and brewing coffee to our growing selection of handcrafted tea offerings and artisanal baked goods.

The addition of premium teas and bakery products complements our coffee program and expands the Reborn experience into a more complete and versatile lifestyle brand. Whether customers visit us for a specialty pour over, a matcha latte, or a fresh pastry, the Reborn brand aims to deliver a moment of rejuvenation and enjoyment.

The Reborn Coffee brand is essential to our marketing strategy, as it allows us to stand out compared to our competitors. All of our products aim to make customers feel “reborn” through quality, service, and innovation.

Our Menu and Products

We purchase and roast high-quality coffees that we sell, along with handcrafted coffee, tea and other beverages and a variety of high-quality food items. We believe in offering customers the same great taste and quality whether served in store or on the go. We also partner with third-party importers and exporters to purchase and import our green coffee beans. Through these relationships, we source high-quality coffee beans from across the globe, including Mexico, Ethiopia, Colombia, Guatemala, Brazil, and Honduras.

Franchise Operations

In January 2021, we formed Reborn Coffee Franchise LLC in the State of California in order to begin franchising Reborn Coffee retail stores and kiosks. We plan to charge future franchisees a non-refundable franchise fee and certain marketing and royalty fees based on gross sales, however we presently have no contractual commitments or other agreements to do so. We expect to begin franchise sales in 2025. We believe that our team’s prior experience building a large, global foodservice business will allow us to rapidly scale our future franchise effort. In addition, we have formed a franchise council consisting of a team of franchise experts to advise us. We plan to expand beyond California to additional states to create a national and global presence.

Expanding Sales Channels

Today, we sell a variety of our coffee and tea products through both enterprise (B2B) and direct-to-consumer (DTC) channels. Our B2B efforts focus on supplying premium coffee and tea products to hotels, offices, and hospitality groups. In 2024, we expanded our partnerships with hotel operators nationwide, enhancing brand presence in the hospitality sector through bulk ordering and custom offerings like pour over packs and cold brew.

On the consumer side, we have significantly expanded our online sales presence, including through Amazon, our own reborncoffee.com platform, and third-party retailers. Amazon has become a key growth channel for our packaged products, supported by digital marketing and logistics optimization.

Our products are now available in multiple forms, such as whole bean roasted coffee bags, single-serve drip bags, pour over packs, and cold brew concentrates. We are also in discussions with grocery chains and foodservice distributors to increase retail availability, including shelf-ready products and kiosk-style formats.

As part of our 2025 growth strategy, we plan to further scale both B2B and DTC distribution, supported by targeted ad campaigns, customized B2B outreach, and expanded fulfillment capabilities.

Experienced Leadership Team

Our relentless commitment to excellence is driven by our passionate management team under the leadership of Founder and Chief Executive Officer Jay Kim. Jay launched Reborn Coffee with the vision to provide the best coffee using the purest ingredients. Jay is focused on the expansion of Reborn and he has surrounded himself with leaders with direct experience in beverage and retail. Stephan Kim, our Chief Financial Officer, has 20 years of experience in public accounting and consulting. Other members of our executive leadership team bring high growth, franchise and sector expertise.

Our Commitment to Our Team

Reborn Coffee believes in mentoring the developing the next generation of premium coffee baristas. Through our in-depth training, we aim to train dedicated employees who understand the science and art behind every cup of coffee. We also expect to form a training school specializing in creating passionate baristas and coffee connoisseurs, by educating its students about coffee processes and preparation methods. The efforts for the training school are underway and we expect to launch the program in 2025.

Our Highly Engaged Customers

Reborn Coffee customers are loyal to our brand due to our intense focus on premium coffee and customer service. Community engagement is another essential element of Reborn Coffee’s in-person marketing strategy. Reborn hosts on-site engagements, such as event sponsorships, and engages with local Chambers of Commerce. Previously, we have worked with Lululemon to host yoga sessions outside of our retail locations, creatively engaging the community while simultaneously promoting Reborn as an active lifestyle. We have also hosted pop-up locations on the Facebook campus, further expanding our outreach and introducing our brand name to different communities. We further engage with the community by organizing our own latte art competitions, in which baristas can compete for prizes and customers in the audience can witness the competitive passion Reborn Coffee encompasses.

Digital Channels

Reborn Coffee focuses on many digital channels in its marketing strategy. Social media is an important leg that creates engagement and education of Reborn Coffee’s brand. Customers primarily engage the brand on Instagram, where we host giveaways, share new store openings, and promote seasonal menus. Through our unique, modern aesthetic and intense focus on high-quality coffee, we are able to share the quality and essence of Reborn Coffee on display inside of our retail locations with existing and future customers on social media platforms.

For both the in-store café channel and the e-commerce channel, SMS & email marketing are used for reengagement and communication of new products and offerings.

Digital advertising channels are also used, primarily to engage the online market audience. Google and Facebook are the primary paid ad channels that we currently utilize. Yelp advertising is also used to engage local customers and tourists who visit specific areas where Reborn Coffee retail locations are located.

In-Person Marketing Engagement

Engaging customers in-store with a marketing plan is essential for customer retention and new customer generation. Reborn Coffee’s customer loyalty program provides free drinks for every 10 drinks purchased. Additionally, store customers may participate in promotional deals, especially during the holidays and new item releases, to try new innovative items created in-house. We also offer coffee samples of our pour over packs as well as new beans to our retail location customers. The distribution of coffee samples has expanded customers’ knowledge of our products and, led to increased contributing to whole bean sales.

Reborn Coffee locations are located in heavily trafficked areas as well as popular malls. As such, the potential for marketing and branding is very high in these locations. Signage and promotional deals with giveaways are essential to attracting new customers.

Growth Strategies

Corporate and Franchise Expansion

Reborn Coffee plans to expand across the Unites States with company operated locations and franchise locations to share the quality of specialty coffee. Reborn Coffee aims to accelerate our growth through our franchise program. Reborn Coffee will continue to innovate in the coffee industry by making the industry more personal to the consumers, prospective franchisees, and employees. This goal will be achieved through the continued innovation in our products, sourcing directly from farms, and giving customers choices in how their coffee is served to them. As Reborn expands, we hope to show the world that expanding in volume and size does not diminish the quality and personal element that is instilled in the coffee industry.

We have started to scale our logistics and supply chain to provide support for our rapid growth, including for our future franchisees. We have increased roasting capacity and our paper goods supplies, including an emphasis on eco-friendly products.

B2B Strategy

Reborn Coffee products are unique given their potential to engage with business partners for large wholesale orders. Currently, Reborn Coffee builds strong relationships with hotel management companies within California and out-of-state. We currently work with several hotels, providing pour over packs and cold brew packs to cater to their customer needs. Reborn Coffee plans to continue growing its B2B marketing and sales strategy through active outreach and advertising to potential partners. We believe that access to large-scale distribution channels such as hotels increases consumer awareness of our brand while providing us access to large enterprise customers. Gift giving comprises a large percentage of winter B2B sales at Reborn Coffee. During the holidays, Reborn Coffee’s B2B marketing strategy focuses on targeting companies, and specific teams within companies, that are seeking to provide end-of-the-year gifts to their clients and customers. Reborn Coffee provides customized gift sets to each customer’s needs. Word-of-mouth marketing has grown our B2B holiday gift giving accounts greatly, forging opportunities to have worked with companies like Google to provide gift sets for their clients. Reborn Coffee plans to expand not only by growing its retail location footprint, but also through the development of more hotel partnerships, expansion into grocery stores and markets, and expansion of our e-commerce and wholesale.

Reborn Coffee believes the grocery market is another major channel through which we expect to access. Through both bulk sales of roasted beans and in-store kiosks, as well sales of pre-packaged products, Reborn Coffee will access customers who purchase both in volume and for those customers looking for a handcrafted beverage during their in-store shopping experience.

Legal Proceedings

The Company is subject to various legal proceedings from time to time as part of its business. We are not presently a party to any legal proceedings that, if determined adversely to us, we believe would individually or in the aggregate have a material adverse effect on our business, results of operations, financial condition or cash flows. However, legal proceedings are inherently uncertain. As a result, the outcome of a particular matter or a combination of matters may be material to our results of operations for a particular period, depending upon the size of the loss or our income for that particular period.

Employees and Human Capital

As of April 10, 2025 we had 17 full-time employees. We believe in mentoring and developing the next generation of premium coffee baristas. Through our in-depth training, we aim to train dedicated employees who understand the science and art behind every cup of coffee. We also expect to form a training school specializing in creating passionate baristas and coffee connoisseurs, by educating its students about coffee processes and preparation methods.

Properties

We have a production and distribution center at our headquarters that we use to process and roast coffee for wholesale and retail distribution. We consider our current office space adequate for our current operations.

As of the date of this prospectus, we have twelve retail coffee locations:

●	La Floresta Shopping Village in Brea, California;

●	La Crescenta, California;

●	Corona Del Mar, California;

●	Home Depot Center in Laguna Woods, California;

●	Manhattan Village at Manhattan Beach, California.

●	Huntington Beach, California;

●	Galleria at Tyler in Riverside, California;

●	Intersect in Irvine, California;

●	Diamond Bar, California;

●	Anaheim, California;

●	Daejeon, Korea; and

●	Kuala Lumpur, Malaysia.

Corporate Information

Our principal executive offices are located at 580 N. Berry Street, Brea, CA 92821. Our telephone number is (714) 784-6369. Our website address is http://www.reborncoffee.com.

Available Information

Our website address is http://www.reborncoffee.com. Any information contained on, or that can be accessed through, our website is not incorporated by reference into, nor is it in any way part of this prospectus and should not be relied upon in connection with making any decision with respect to an investment in our securities. We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain any of the documents filed by us with the SEC, at no cost from the SEC’s website at www.sec.gov.

Implications of Being an Smaller Reporting Company

To the extent that we continue to qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Exchange Act, we will continue to be permitted to make certain reduced disclosures in our periodic reports and other documents that we file with the Securities and Exchange Commission (“SEC”).

Reverse Stock Split

On January 12, 2024, we filed a Certificate of Amendment to our Certificate of Incorporation to effect a reverse stock split of our issued Common Stock in the ratio of 1-for-8 (the “Reverse Stock Split”). The Common Stock began trading on the Nasdaq Capital Market on a Reverse Stock Split-adjusted basis at the market open on Monday, January 22, 2024. Unless otherwise noted, all share and per share information relating our Common Stock in this prospectus has been adjusted to reflect the Reverse Stock Split.

THE OFFERING

Shares of Common Stock offered by us	Up to 6,667,949 of our Common Stock, consisting of:

Up to a maximum of 2,300,000 shares of Common Stock that we may sell to the ELOC Investor from time to time at our sole discretion, pursuant to the ELOC Purchase Agreement, as described below (the “ELOC Shares”) and the Commitment Shares that we have agreed to issue to the ELOC Investor;

Up to 4,166,667 shares of Common Stock (the “Debenture Shares”) issuable to the Arena Investors upon conversion of the Debentures; and

Up to 201,282 shares of Common Stock (the “Warrant Shares”) issuable to the Arena Investors upon exercise of the warrants to purchase common stock issued pursuant to the Debenture Agreement (the “Warrants”).

Common Stock outstanding	4,568,508 shares of Common Stock.

Common Stock outstanding after this offering	11,236,457 shares of Common Stock.

Use of proceeds	We will not receive any proceeds from the sale by the Selling Stockholders of the shares of Common Stock being offered by this prospectus. However, we may receive gross proceeds of up to $50,000,000 from the sale of our Common Stock to the ELOC Investor under the ELOC Purchase Agreement. We will not receive any cash proceeds from the issuance of the Commitment Shares to the ELOC Investor under the ELOC Purchase Agreement. In addition, we may receive proceeds from the cash exercise of the Warrants. We intend to use any proceeds from the ELOC Investor that we receive under the ELOC Purchase Agreement and the exercise of the Warrants for working capital, strategic and general corporate purposes. See “Use of Proceeds” on page 18 for more information.

Risk factors	An investment in our securities is highly speculative and involves substantial risk. Please carefully consider the risks described under the heading “Risk Factors” on page 8 and other information included and incorporated by reference in this prospectus for a discussion of factors to consider before deciding to invest in the securities offered hereby. Additional risks and uncertainties not presently known to us or that we currently deem to be immaterial may also impair our business and operations.

Transfer agent and registrar	The registrar and transfer agent for our Common Stock is Securities Transfer Corporation. The transfer agent’s address is 15500 Roosevelt Blvd, Suite 104, Clearwater, Florida 33760 and the telephone number is (469) 633-0101.

Nasdaq symbol and trading	Our Common Stock is listed on Nasdaq under the symbol “REBN.”

RISK FACTORS

An investment in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should carefully consider the risks described below and those discussed under the Section captioned “Risk Factors” contained in our Annual Report on Form 10-K for the year ended December 31, 2024, as revised or supplemented by our subsequent quarterly reports on Form 10-Q or our current reports on Form 8-K, each as filed with the SEC and which are incorporated by reference in this prospectus, together with other information in this prospectus, the information and documents incorporated by reference herein, and in any free writing prospectus that we have authorized for use in connection with this offering. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be seriously harmed. This could cause the trading price of our Common Stock to decline, resulting in a loss of all or part of your investment. Please also read carefully the section below entitled “Special Note Regarding Forward-Looking Statements.”

Risks Related to This Offering

It is not possible to predict the actual number of shares we will sell under the ELOC Purchase Agreement to the ELOC Investor, or the actual gross proceeds resulting from those sales.

Subject to certain limitations in the ELOC Purchase Agreement and compliance with applicable law, we have the discretion to deliver notices to the ELOC Investor at any time throughout the term of the ELOC Purchase Agreement. The actual number of shares of Common Stock are sold to the ELOC Investor may depend based on a number of factors, including the market price of our Common Stock during the sales period. Actual gross proceeds may be less than $50 million, which may impact our future liquidity. Because the price per share of each share sold to the ELOC Investor will fluctuate during the sales period, it is not currently possible to predict the number of shares that will be sold or the actual gross proceeds to be raised in connection with those sales.

Moreover, although the ELOC Purchase Agreement provides that we may sell up to an aggregate of $50 million of our Common Stock to the ELOC Investor, we are registering 2,300,000 shares of our Common Stock (including the Commitment Shares). If we elect to sell to the Investor all of the Advance Shares being registered for resale under this prospectus that are available for sale by us to the ELOC Investor under the ELOC Purchase Agreement, depending on the market prices of our Common Stock for each purchase made pursuant to the ELOC Purchase Agreement, the actual gross proceeds from the sale of the shares may be substantially less than the $50 million total commitment available to us under the ELOC Purchase Agreement. If it becomes necessary for us to issue and sell to the ELOC Investor under the ELOC Purchase Agreement more shares than the Advance Shares being registered for resale under this prospectus in order to receive aggregate gross proceeds equal to $50 million under the ELOC Purchase Agreement, we must file with the SEC one or more additional registration statements to register under the Securities Act the resale by the ELOC Investor of any such additional shares of our Common Stock over the ELOC Shares registered in this Registration Statement that we wish to sell from time to time under the ELOC Purchase Agreement, which the SEC must declare effective, in each case before we may elect to sell any additional shares of our Common Stock to the ELOC Investor under the ELOC Purchase Agreement.

Any issuance and sale by us under the ELOC Purchase Agreement of a substantial amount of shares of Common Stock in addition to the Advance Shares being registered for resale by the ELOC Investor under this prospectus could cause additional substantial dilution to our stockholders. The number of shares of our Common Stock ultimately offered for sale by the Investor is dependent upon the number of shares of Common Stock, if any, we ultimately sell to the ELOC Investor under the ELOC Purchase Agreement.

Investors who buy shares in this offering at different times will likely pay different prices.

Investors who purchase shares of Common Stock in this offering at different times will likely pay different prices, and so may experience different levels of dilution and different outcomes in their investment results. In connection with the ELOC Purchase Agreement, we will have discretion, subject to market demand, to vary the timing, prices, and numbers of shares of Common Stock sold to the ELOC Investor. Similarly, the Investor may sell such shares at different times and at different prices. Investors may experience a decline in the value of the shares they purchase from the Investor in this offering as a result of sales made by us in future transactions to the Investor at prices lower than the prices they paid.

The issuance of Common Stock to the Selling Stockholders may cause substantial dilution to our existing shareholders and the sale of such shares acquired by the Selling Stockholders could cause the price of our Common Stock to decline.

We are registering for resale by the Selling Stockholders up to 6,667,949 shares of Common Stock. The number of shares of our Common Stock ultimately offered for resale by the Selling Stockholders under this prospectus is dependent upon the number of shares of Common Stock issued to the Selling Stockholders pursuant to the ELOC Purchase Agreement, the Debentures, and the Warrants. Depending on a variety of factors, including market liquidity of our Common Stock, the issuance of shares to the Selling Stockholders may cause the trading price of our Common Stock to decline.

If and when we issue shares of Common Stock to the Selling Stockholders , such issuances could result in substantial dilution to the interests of existing holders of our Common Stock. Additionally, the sale of a substantial number of Common Stock to the Selling Stockholders, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

We expect to grant equity awards to employees and directors under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may make or receive investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per share value of our Common Stock to decline.

We may require additional financing to sustain our operations and without it we may not be able to continue operations.

Subject to the terms and conditions of the ELOC Purchase Agreement, we may, at our discretion, direct the ELOC Investor to purchase up to $50 million of shares of our Common Stock under the ELOC Purchase Agreement from time-to-time. The purchase price per share for the shares of Common Stock that we may elect to sell to the ELOC Investor under the ELOC Purchase Agreement will fluctuate based on the market prices of our Common Stock for each purchase made pursuant to the ELOC Purchase Agreement, if any. Accordingly, it is not currently possible to predict the number of shares that will be sold to the ELOC Investor, the actual purchase price per share to be paid by the ELOC Investor for those shares, if any, or the actual gross proceeds to be raised in connection with those sales. In addition, the receipt of the remaining amounts available under the Debenture Agreement depends on certain closing conditions, all of which may not be in our control. Accordingly, it is not possible to predict the full amount of proceeds we may receive from the Arena Investors for sale of the Debentures and the Warrants.

If obtaining sufficient funding from the ELOC Investor and/or the Arena Investors were to prove unavailable or prohibitively dilutive, we may need to secure another source of funding in order to satisfy our working and other capital needs. Even if we were to sell to the ELOC Investor all of the shares of Common Stock available for sale under the ELOC Purchase Agreement and issue all of the Debentures and Warrants pursuant to the Debentures and Warrants, we may still need additional capital to fully implement our business, operating and development plans. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences may be a material adverse effect on our business, operating results, financial condition and prospects.

Future sales and issuances of our Common Stock or other securities might result in significant dilution and could cause the price of our Common Stock to decline.

To raise capital, we may sell Common Stock, convertible securities or other equity securities in one or more transactions other than those contemplated by the ELOC Purchase Agreement and the Debenture Agreemetn, at prices and in a manner we determine from time to time. We may sell shares or other securities in another offering at a price per share that is less than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of our Common Stock, or securities convertible or exchangeable into Common Stock, in future transactions may be higher or lower than the price per share paid by investors in this offering.

We cannot predict what effect, if any, sales of shares of our Common Stock in the public market or the availability of shares for sale will have on the market price of our Common Stock. However, future sales of substantial amounts of our Common Stock in the public market, including shares issued upon exercise of outstanding options, warrants and convertible preferred shares, or the perception that such sales may occur, could adversely affect the market price of our Common Stock.

Our management will have broad discretion over the use of the net proceeds from our sale of shares of Common Stock to the ELOC Investor, and you may not agree with how we use the proceeds and the proceeds may not be invested successfully.

Our management will have broad discretion with respect to the use of proceeds from the sale of any shares of our Common Stock to the ELOC Investor, including for any of the purposes described in the section of this prospectus entitled “Use of Proceeds.” You will be relying on the judgment of our management regarding the application of the proceeds from the sale of any shares of our Common Stock to the ELOC Investor. The results and effectiveness of the use of proceeds are uncertain, and we could spend the proceeds in ways that you do not agree with or that do not improve our results of operations or enhance the value of our Common Stock. Our failure to apply these funds effectively could harm our business, delay the development of our pipeline product candidates and cause the price of our Common Stock to decline.

It is not possible to predict the actual number of shares of Common Stock, if any, we will issue upon conversion of the Debentures and exercise of the Warrants to the Arena Investors.

We do not have the right to control the timing and amount of any conversions of principal under the Debentures or the exercise of any Warrants by the Arena Investors. The number of shares that we issue to the Arena Investors pursuant to the Debentures and the Warrants, if any, will depend upon market conditions and other factors to be determined by the Arena Investors. The Arena Investors may ultimately decide to convert none or a portion of the principal amount of the Debentures or exercise none or a portion of the Warrants.

The number of shares of Common Stock ultimately offered for sale by the Arena Investors is dependent upon the number of shares, if any, we ultimately issue upon conversion of the Debentures and exercise of the Warrants. However, even if the Selling Stockholders elect to convert the entire principal amount of the Debentures and exercise all of the Warrants, the Selling Stockholders may resell all, some or none of such shares at any time or from time to time in its sole discretion and at different prices.

The terms of our indebtedness, including the covenants and the dates on which principal and interest payments on our indebtedness are due, increases the risk that we will be unable to continue as a going concern.

As of December 31, 2024, and September 30, 2024 we had $606,000, and $960,719 in outstanding short-term borrowing. In addition, between February 11, 2025 and March 28, 2025, we issued to the Arena Investors, Debentures in an aggregate principal amount of $3,333,333. The terms of our indebtedness, including the covenants and the dates on which principal and interest payments on our indebtedness are due, increases the risk that we will be unable to continue as a going concern. To continue as a going concern over the next twelve months, we must make payments on our debt as they come due and comply with the covenants in the agreements governing our indebtedness or, if we fail to do so, to (i) negotiate and obtain waivers of or forbearances with respect to any defaults that occur with respect to our indebtedness, (ii) amend, replace, refinance or restructure any or all of the agreements governing our indebtedness, and/or (iii) otherwise secure additional capital. However, we cannot provide any assurances that we will be successful in accomplishing any of these plans.

We do not intend to apply for any listing of the Debentures or the Warrants on any exchange or nationally recognized trading system, and we do not expect a market to develop for the unregistered securities.

We do not intend to apply for any listing of the Debentures or the Warrants on Nasdaq or any other securities exchange or nationally recognized trading system, and we do not expect a market to develop for the Debentures or the Warrants. Without an active market, the liquidity of the Debentures and the Warrants will be limited. Further, the existence of the Debentures and Warrants may act to reduce both the trading volume and the trading price of our common stock.

Due to the recent implementation of the Reverse Stock Split, the liquidity of our common stock may be adversely effected.

Our common stock began trading on Nasdaq on a Reverse Stock Split-adjusted basis beginning on January 22, 2024. The liquidity of the shares of our common stock may be affected adversely by any reverse stock split given the reduced number of shares of our common stock that are outstanding following the Reverse Stock Split, especially if the market price of our common stock does not increase as a result of the Reverse Stock Split. Following the Reverse Stock Split, the resulting market price of our common stock may not attract new investors and may not satisfy the investing requirements of those investors. Although we believe that a higher market price of our common stock may help generate greater or broader investor interest, there can be no assurance that the Reverse Stock Split resulted in a share price that will attract new investors, including institutional investors. In addition, there can be no assurance that the market price of our common stock will satisfy the investing requirements of those investors. As a result, the trading liquidity of our common stock may not necessarily improve.

If we are unable to satisfy the applicable continued listing requirements of Nasdaq, our common stock could be delisted.

We have listed our common stock on the Nasdaq Capital Market. Although we have met the minimum initial listing standards set forth in the Nasdaq rules, we cannot assure you that our securities will be, or will continue to be, listed on the Nasdaq in the future. In order to continue listing our securities on Nasdaq, we must maintain certain financial, distribution and stock price levels. Generally, among other requirements, we must maintain a minimum bid price of our common stock (generally, $1.00) minimum amount in stockholders’ equity (generally, $2,500,000) and a minimum number of holders of our securities (generally, 300 public holders).

As previously disclosed, we requested a hearing by the Nasdaq Hearings Panel (the “Panel”) of Nasdaq to appeal delisting determinations made by the Listing Qualifications Department (the “Staff”) of Nasdaq: (i) on April 28, 2023 for failure to comply with the bid price requirement of Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”), (ii) on September 5, 2023 for failure to comply with the minimum stockholders equity required for continued listing on Nasdaq, or any of the alternative requirement to Nasdaq Listing Rule 5550(b) (the “Equity Rule”), and (iii) on January 4, 2024 for failure to hold an annual meeting of stockholders for the fiscal year ended December 31, 2023 as required by Nasdaq Listing Rule 5620(a) (the “Meeting Rule”). At the Panel hearing, which occurred on January 18, 2024, we, represented by members of senior management and outside counsel, advised Nasdaq that we proposed to the Panel a compliance plan that included a tentative schedule to complete the items necessary to regain compliance with the Bid Price Rule, the Equity Rule, and the Meeting Rule, and requested an extension of time to fully comply with Nasdaq listing requirements so that we could demonstrate to the Panel that our common stock should not be delisted from Nasdaq.

The Panel granted our request for additional time, which we were than able to regain compliance in the allotted time. However, the Panel placed us on a Discretionary Panel Monitor until May 16, 2025, which will require the Staff to issue a Delist Determination Letter in the event that we fail to maintain compliance with any continued listing requirement (the “Panel Monitor”). Ordinarily, Nasdaq listed companies may be provided additional time to regain compliance with deficiencies. However, pursuant to the Panel Monitor, we are generally not eligible for a compliance period. Therefore, if we receive a deficiency notice, we must request an appeal of such deficiency to the Panel.

Although we anticipate complying with Nasdaq’s Listing Rules going forward, there can be no assurance that we will be able to meet continued listing requirements in the future. In determining whether to afford a company a cure period prior to commencing suspension or delisting procedures, Nasdaq analyzes all relevant facts including any past deficiencies, and thus our prior deficiencies could be used as a factor by Nasdaq in any future decision to delist our securities from trading on its exchange.

If our common stock is delisted, it could be more difficult to buy or sell our common stock and to obtain accurate quotations, and the price of our common stock could suffer a material decline. Delisting could also impair the liquidity of our common stock and could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in potential loss of confidence by investors, employees, and fewer business development opportunities.

Because the currently outstanding shares of Common Stock that are being registered in this prospectus represent a substantial percentage of our outstanding Common Stock, the sale of such securities could cause the market price of our Common Stock to decline significantly.

This prospectus relates to the offer and sale from time to time by the Selling Stockholders of an aggregate of up to 6,667,949 shares of our currently outstanding Common Stock.

The number of shares of Common Stock that the Selling Stockholders can sell into the public markets pursuant to this prospectus represents a significant amount of our outstanding shares of Common Stock. As of April 10, 2025, there were 4,568,508 shares of Common Stock outstanding. If all shares being registered hereby were sold, it would comprise approximately 59% of our total shares of Common Stock outstanding. Given the substantial number of shares of Common Stock registered pursuant to this prospectus, the sale of Common Stock by the Selling Stockholders, or the perception in the market that the Selling Stockholders of a large number of shares of Common Stock intend to sell Common Stock, could increase the volatility of the market price of our Common Stock or result in a significant decline in the public trading price of our Common Stock.

In addition, certain Selling Stockholders have an incentive to sell because they have purchased their Common Stock at prices lower than the public investors or the current trading price of the Common Stock, and they may profit even under circumstances in which our public stockholders or certain other Selling Stockholders would experience losses in connection with their investment.

Public stockholders of Common Stock may have paid more than certain of the Selling Stockholders for their Common Stock and would not expect to see a positive return unless the price of the Common Stock appreciates above the price at which such stockholders purchased their Common Stock. Investors who purchase Common Stock on open market may not experience a similar rate of return on the Common Stock they purchase due to differences in the purchase prices and the current trading price referenced above. In addition, sales by the Selling Stockholders may cause the trading prices of our securities to experience a decline. As a result, the Selling Stockholders may effect sales of Common Stock at prices below the current market price, which could cause market prices to decline further.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains various forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which represent our expectations or beliefs concerning future events that are based on our management’s beliefs and assumptions and on information currently available to management, and which statements involve substantial risk and uncertainties. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future operating results and financial position, our business strategy and plans, market growth and trends, and objectives for future operations are forward-looking statements. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions.

These risks and uncertainties include, among other things:

●	our ability to continue as a going concern;

●	our reliance on third party vendors;

●	our dependence on our executive officers;

●	our financial performance guidance;

●	material weaknesses in our internal control over financial reporting;

●	regulatory developments in the United States and foreign countries;

●	the impact of laws, regulations, accounting standards, regulatory requirements, judicial decisions and guidance issued by authoritative bodies;

●	our estimates regarding expenses, future revenue and cash flow, capital requirements and needs for additional financing;

●	our financial performance;

●	the ability to recognize the anticipated benefits of our business combination and/or divestitures; and

●	the effect of COVID-19 on the foregoing.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described elsewhere in this prospectus and in the section titled “Risk Factors” and elsewhere in our Annual Report on Form 10-K for the year ended December 31, 2024.

THE ELOC TRANSACTION

On February 10, 2025, we entered into the ELOC Purchase Agreement (the “ELOC Purchase Agreement”) with the ELOC Investor. Pursuant to the ELOC Purchase Agreement, we may sell to the ELOC Investor up to $50,000,000, of shares of Common Stock (the “Advance Shares”), from time to time during the term of the ELOC Purchase Agreement. The ELOC Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations of the parties. Pursuant to the ELOC Purchase Agreement, we also agreed to file a registration statement with the SEC, covering the resale of ELOC Shares issued or sold to the ELOC Investor under the ELOC Purchase Agreement under the Securities Act.

In consideration for the ELOC Investor’s execution and delivery of the ELOC Purchase Agreement, we committed to issue to the Investor as a commitment fee: (i) a number of shares of Common Stock (the “Initial Commitment Fee Shares”) equal to 750,000 divided by the simple average of the daily VWAP of the Common Stock during the five trading days immediately preceding the effectiveness of the initial registration statement (the “Initial Registration Statement”) on which the Initial Commitment Fee Shares are registered promptly after the effectiveness of the Registration Statement and (ii) a number of shares of Common Stock (“Additional Commitment Fee Shares,” and together with the Initial Commitment Fee Shares, the “Commitment Fee Shares,” and together with the Advance Shares, the “ELOC Shares”) equal to 750,000 divided by the simple average of the daily VWAP of the Common Stock during the five trading days immediately preceding the two month anniversary of the effectiveness of the Initial Registration Statement, promptly after such two-month anniversary.

We cannot sell any shares to the ELOC Investor until the date that the registration statement which contains this prospectus is declared effective by the SEC and a final prospectus in connection therewith is filed and all of the other conditions set forth in the ELOC Purchase Agreement are satisfied (the “Commencement Date”). From and after such time, we will control the timing and amount of any sales of our Common Stock to the ELOC Investor. Actual sales of shares of our Common Stock to the ELOC Investor under the ELOC Purchase Agreement will depend on a variety of factors to be determined by us from time to time, including, among others, market conditions, the trading price of the Common Stock and determinations by us as to the appropriate sources of funding for our company and our operations.

Beginning on the Commencement Date and until February 10, 2028 (the “Commitment Period”), under the terms and subject to the conditions of the ELOC Purchase Agreement, from time to time, at our discretion, we have the right, but not the obligation, to issue to the ELOC Investor, and the ELOC Investor is obligated to purchase, the Advance Shares, subject to certain limitations set forth in the ELOC Purchase Agreement. We will effectuate such sales by means of delivering a purchase notice to the ELOC Investor (an “Advance Notice”).

The purchase price of the ELOC Shares will be ninety-six percent (96%) of the VWAP (as defined in the ELOC Agreement) of our Common Stock during the trading day commencing on the date of the Advance Notice, subject to adjustment pursuant to the terms of the ELOC Agreement.

Our ability to issue Advance Shares under the ELOC Purchase Agreement are subject to certain limitations, including that ELOC Investor cannot purchase any shares that would result in it beneficially owning more than 4.99% of the our Common Stock at the time of us issuing an Advance Notice.

Under the applicable rules of Nasdaq and pursuant to the ELOC Purchase Agreement, in no event were we permitted to issue to the ELOC Investor more than 19.99% of the shares of the Common Stock outstanding immediately prior to the execution of the ELOC Purchase Agreement (the “Exchange Cap”), unless we obtained stockholder approval to issue shares of Common Stock in excess of the Exchange Cap. On March 25, 2025, our stockholders approved the issuance of Common Stock in excess of the Exchange Cap.

The net proceeds from sales, if any, under the ELOC Purchase Agreement, will depend on the frequency and prices at which we sell shares of Common Stock to the ELOC Investor. To the extent we sell shares under the ELOC Purchase Agreement, we currently plan to use any proceeds therefrom for costs of this transaction, for working capital, strategic and other general corporate purposes.

The ELOC Purchase Agreement does not include any of the following: (i) limitations on our use of amounts we receive as the purchase price for shares of Common Stock sold to the ELOC Investor (aside from customary prohibitions on transactions with sanctioned persons or entities); (ii) financial or business covenants, except that we may not effect any consolidation or transfer of substantially all of our assets while an Advance Notice is outstanding; (iii) restrictions on future financings; (iv) rights of first refusal; or (v) participation rights or penalties.

As of April 10, 2025, there were 4,568,508 shares of our Common Stock outstanding. Although the ELOC Purchase Agreement provides that we may sell up to an aggregate of $50,000,000 of shares of our Common Stock to the Investor, only 2,300,000 shares of our Common Stock are being registered for resale under this prospectus that we may issue and sell to the ELOC Investor in the future under the ELOC Purchase Agreement (including the Commitment Shares of our Common Stock we are obligated to issue), if and when we elect to sell shares of our Common Stock to the ELOC Investor under the ELOC Purchase Agreement. Depending on the market prices of our Common Stock at the time we elect to issue and sell shares of our Common Stock to the ELOC Investor under the ELOC Purchase Agreement, we may need to register for resale under the Securities Act additional shares of our Common Stock in order to receive aggregate gross proceeds equal to the $50,000,000 total commitment available to us under the ELOC Purchase Agreement.

If all of such 2,300,000 shares of our Common Stock offered hereby were issued and outstanding as of the date of this prospectus, such shares would represent approximately 34% of the total number of outstanding shares of Common Stock, and approximately 40% of the total number of outstanding shares of Common Stock held by non-affiliates, in each case as of the date of this prospectus. If we elect to issue and sell to the ELOC Investor under the ELOC Purchase Agreement more than the 2,300,000 shares of our Common Stock being registered for resale by the ELOC Investor under this prospectus, which we have the right, but not the obligation, to do, we must first register for resale under the Securities Act any such additional shares of our Common Stock, which could cause additional substantial dilution to our shareholders. The number of shares of our Common Stock ultimately offered for sale by the ELOC Investor is dependent upon the number of shares purchased by the Investor under the ELOC Purchase Agreement.

Issuances of our Common Stock to the ELOC Investor under the ELOC Purchase Agreement will not affect the rights or privileges of our existing shareholders, except that the economic and voting interests of each of our existing shareholders will be diluted as a result of any such issuance. Although the number of shares of our Common Stock that our existing shareholders own will not decrease, the shares of our Common Stock owned by our existing shareholders will represent a smaller percentage of our total outstanding shares of our Common Stock after any such issuance of shares of our Common Stock to the ELOC Investor under the ELOC Purchase Agreement. There are substantial risks to our shareholders as a result of the sale and issuance of Common Stock to the ELOC Investor under the ELOC Purchase Agreement. See “Risk Factors.”

Conditions to Commencement and for Delivery of the Advance Notices

Our ability to deliver Advance Notices to the ELOC Investor under the ELOC Purchase Agreement are subject to the satisfaction by us, of certain conditions, all of which are entirely outside of ELOC Investor’s control, including, but not limited to, the following:

●	the accuracy in all material respects of our representations and warranties included in the ELOC Purchase Agreement on the date of the ELOC Purchase Agreement and the date of each closing of a purchase and sale under the ELOC Purchase Agreement of;

●	we having performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the ELOC Purchase Agreement to be performed, satisfied or complied with by us;

●	the registration statement that includes this prospectus (and amendment or supplement thereto) shall have been declared effective and remain effective for the offering and sale of the shares and (i) we shall not have received notice that the SEC has issued or intends to issue a stop order with respect to such registration statement or that the SEC otherwise has suspended or withdrawn the effectiveness of such registration statement, either temporarily or permanently, or intends or has threatened to do so and (ii) no other suspension of the use of, or withdrawal of the effectiveness of, such registration statement or the prospectus shall exist the Investor shall not have received any notice from us that the registration statement, prospectus and/or any prospectus supplement or amendment thereto fails to meet the requirements of Section 5(b) or Section 10 of the Securities Act;

●	the number of shares then to be purchased by the ELOC Investor shall not exceed the number of such shares that, when aggregated with all other shares of Common Stock then owned by the Investor beneficially or deemed beneficially owned by the Investor, would result in the Investor owning more than the beneficial ownership limitation;

●	trading in the Common Stock shall not have been suspended by the SEC or the Nasdaq, or otherwise halted for any reason, and the Common Stock shall have been approved for listing or quotation on and shall not have been delisted from or no longer quoted on the Nasdaq.

●	the issuance of shares of Common Stock to the ELOC Investor, including the Commitment Shares, shall not exceed the Exchange Cap, if applicable, subject to appropriate adjustment for any stock dividend, stock split, stock combination, rights offerings, reclassification or similar transaction that proportionately decreases or increases the Common Stock unless holders of a majority of our outstanding voting common stock that are present or represented by proxy at a meeting, to effectuate the transactions contemplated by the ELOC Purchase Agreement;

●	the absence of any statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or adopted by any court or governmental authority of competent jurisdiction that prohibits or directly and materially adversely affects any of the transactions contemplated by the ELOC Purchase Agreement and the exhibits thereto, and no proceeding shall have been commenced that may have the effect of prohibiting or materially adversely affecting any of the transactions contemplated by the ELOC Purchase Agreement and the exhibits thereto;

●	the Common Stock must be DWAC Eligible and not subject to a “DTC chill”;

●	The last trade of our shares of Common Stock must be at or above $0.50 at the time of timely receipt of an Advance Notice;

●	the issuance of the Advance Shares shall not violate the shareholder approval requirements of Nasdaq; and

●	all reports, schedules, registrations, forms, statements, information and other documents required to have been filed by us with the SEC pursuant to the reporting requirements of the Exchange Act shall have been filed with the SEC.

Termination of the ELOC Purchase Agreement

Unless earlier terminated as provided in the ELOC Purchase Agreement, the ELOC Purchase Agreement will terminate automatically on the earliest to occur of:

●	February 10, 2028; or

●	the date on which the ELOC Investor shall have purchased Advance Shares for an aggregate purchase price of $50,000,000.

No Short-Selling or Hedging by the Investor

The ELOC Investor has agreed that neither it nor any of its affiliates shall engage in any direct or indirect short-selling our Common Stock during any time prior to the termination of the ELOC Purchase Agreement.

Effect of Performance of the ELOC Purchase Agreement on our Shareholders

All shares registered in this offering that may be issued or sold by us to the ELOC Investor under the ELOC Purchase Agreement are expected to be freely tradable. The resale by the ELOC Investor of a significant number of shares registered in this offering at any given time, or the perception that these sales may occur, could cause the market price of our Common Stock to decline and to be highly volatile. Sales of our Common Stock to the ELOC Investor, if any, will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to the ELOC Investor all, some or none of the additional shares of our Common Stock that may be available for us to sell pursuant to the ELOC Purchase Agreement. If and when we do sell shares to the ELOC Investor, after the ELOC Investor has acquired the shares, the ELOC Investor may resell all, some or none of those shares of Common Stock at any time or from time to time in its discretion. Therefore, sales to the ELOC Investor by us under the ELOC Purchase Agreement may result in substantial dilution to the interests of other holders of our Common Stock. In addition, if we sell a substantial number of shares to the ELOC Investor under the ELOC Purchase Agreement, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangement with the ELOC Investor may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales. However, we have the right to control the timing and amount of any additional sales of Common Stock to the ELOC Investor and the ELOC Purchase Agreement may be terminated by us at any time at our discretion without any cost to us, subject to certain conditions.

Pursuant to the terms of the ELOC Purchase Agreement, we have the right, but not the obligation, to direct the ELOC Investor to purchase up to $50,000,000 of our Common Stock, subject to certain limitations. If we elect to issue and sell to the ELOC Investor under the ELOC Purchase Agreement more than the 2,300,000 shares of our Common Stock being registered for resale by the ELOC Investor under this prospectus, which we have the right, but not the obligation, to do, we must first register for resale under the Securities Act any such additional shares of our Common Stock, which could cause additional substantial dilution to our shareholders. The number of shares of our Common Stock ultimately offered for sale by the Investor is dependent upon the number of shares purchased by the Investor under the ELOC Purchase Agreement.

The following table sets forth the amount of gross proceeds we would receive from the ELOC Investor from our sale of shares of Common Stock to the ELOC Investor under the ELOC Purchase Agreement at varying purchase prices. Note that this table assumes that all 2,300,000 shares are sold to the ELOC Investor, although we will not receive payment for the Commitment Shares (which are included in the 2,300,000 share that will be issued).

Assumed Average Purchase Price Per Share		Number of Registered Shares to be Issued if Full Purchase(1)	Percentage of Outstanding Shares Issued After Giving Effect to the Issuance to the Investor (2)	Gross Proceeds from the Sale of Shares to the Investor Under the ELOC Purchase Agreement
$2.50		2,300,000	33.5%	$5,750,000.00
$3.00		2,300,000	33.5%	$6,900,000.00
$3.43	(3)	2,300,000	33.5%	$7,889,000.00
$3.75		2,300,000	33.5%	$8,625,000.00
$4.00		2,300,000	33.5%	$9,200,000.00
$4.25		2,300,000	33.5%	$9,775,000.00

(1)	Although the ELOC Purchase Agreements provides that we may sell up to $50,000,000 of our Common Stock to the ELOC Investor, we are only registering 2,300,000 shares under this prospectus that we may issue and sell to the ELOC Investor in the future under the ELOC Purchase Agreement if and when we elect to sell shares of our Common Stock to the ELOC Investor under the ELOC Purchase Agreement (including the Commitment Shares we are obligated to issue).

(2)	The denominator is based on 4,568,508 shares of our Common Stock outstanding as of April 10, 2025, plus the number of shares set forth in the adjacent column that we would have issued or sold to the ELOC Investor, assuming the average purchase price in the first column. The numerator is based on the number of shares of our Common Stock issuable under the ELOC Purchase Agreement (that are the subject of this offering) at the corresponding assumed average purchase price set forth in the first column. The denominator does not assume the issuance of any shares of Common Stock upon conversion of the Debentures or exercise of the Warrants.

(3)	The closing price of our Common Stock on April 9, 2025.

THE DEBENTURES TRANSACTION

On February 6, 2025, we entered into a securities purchase agreement between us and the purchasers named therein (the “Arena Investors”) pursuant to which we issued a 10% original issue discount secured convertible debentures (“Debentures”) in a principal amount of up to $10,000,000, divided into up to four separate tranches that are each subject to certain closing conditions. The conversion price per share of each Debenture, subject to adjustment as provided therein, is equal to 92.5% of the lowest daily VWAP (as defined in the Debentures) of our Common Stock during the five trading day period ending on the trading day immediately prior to delivery or deemed delivery of the applicable Conversion Notice (as defined in the Debentures). The Debentures accrue interest at a rate of 10% per annum paid in kind, unless there is an event of default in which case the Debentures will accrue interest at a default rate. Each Debenture shall mature at eighteen (18) months from the First Closing Date. (as defined below).

Upon the consummation of the closing of each tranche, we also agreed to issue common stock purchase warrants (“Warrants”) to each Arena Investor who participates in such closing. The Warrants will: (i) provide for the purchase by the applicable Arena Investor of a number of shares of Common Stock equal to 20% of the total principal amount of the related Debenture purchased by the Arena Investor on the applicable closing date divided by 92.5% of the lowest daily VWAP of Common Stock for the five consecutive trading day period ended on the last trading day immediately preceding such closing date and (ii) be exercisable at an exercise price equal to 92.5% of the average of the lowest daily VWAP of the Common Stock over the consecutive trading days immediately preceding the delivery of the applicable Notice of Exercise (as defined in the Warrants). The Debenture Agreement contains customary representations, warranties, covenants, and events of default.

The Company and each of its subsidiaries, Reborn Global Holdings, Inc., Reborn Coffee Franchise, LLC, Reborn Realty, LLC, Reborn Coffee Korea, Inc., Reborn Malysia, Inc., and Bbang Ssaem Bakery Co. Ltd. (the “Subsidiaries”), agreed, pursuant to a Security Agreement, dated February 10, 2025 (the “Security Agreement”), with the Arena Investors, to grant the Arena Investors a security interest in all of their assets to secure the prompt payment, performance, and discharge in full of all of our obligations under the Debentures. In addition, the Subsidiaries entered into Guarantee Agreements, each dated February 10, 2025 (the “Guarantee”), with the Arena Investors, pursuant to which they agreed to guarantee the prompt payment, performance, and discharge in full of all of our obligations under the Debentures.

We also agreed, pursuant to a Registration Rights Agreement, dated February 10, 2025 (the “Registration Rights Agreement”), with the Arena Investors to file with the SEC an initial registration statement by April 10, 2025 to register the maximum number of Registrable Securities (as defined in the Registration Rights Agreement) in accordance with applicable SEC rules.

The Debentures contain customary representations, warranties, covenants, and events of default. If an event of default occurs, until it is cured, the holder may increase the interest rate applicable to the First Closing Debentures to two percent (2%) per annum and accelerate the full indebtedness under the First Closing Debentures, in an amount equal to 130% of the outstanding principal amount and 100% of the accrued and unpaid interest. Subject to limited exceptions set forth in the First Closing Debentures, the First Closing Debentures prohibit the Company and, as applicable, its subsidiaries from incurring any new indebtedness that is not subordinated to the Arena Investors and, as applicable, any subsidiary’s obligations in respect of the First Closing Debentures until the First Closing Debentures are paid in full.

As of the date of this prospectus, we have sold Debentures in the aggregate principal amount of $3,333,333 and 201,282 Warrants to the Arena Investors.

On March 28, 2025 we entered into a Global Amendment to 10% Original Issue Discount Secured Convertible Debentures (the “Global Amendment”) with the Arena Investors. Pursuant to the Global Amendment, the Debentures previously issued by us were amended such that, upon receipt of cash proceeds from the issuance of equity or indebtedness and upon notice from the applicable Arena Investor, we will be required to apply 30% of the gross cash proceeds received from the applicable financing transaction to redeem a portion of the outstanding principal amount of the applicable Debenture for cash in an amount equal to the sum of (1) 120% of the portion of the outstanding principal amount of the applicable Debenture being be redeemed plus 100% of accrued but unpaid interest thereon and (2) all liquidated damages and other amounts then due in respect of the applicable Debenture.

In addition, on March 28, 2025, we entered into an amendment to securities purchase agreement with the Arena Investors to amend the Debenture Agreement. Pursuant to the amended Debenture Agreement, the form of Debenture attached to the original securities purchase agreement was substituted for a new form of Debenture with the amendment described above in the Global Amendment.

The Debenture Agreement may be terminated upon the mutual written agreement of each of the parties.

The Amended Debentures Agreement requires that we maintain the registration of the Common Stock and timely file all reports required to be filed by us under the Securities and Exchange of 1934 (the “Exchange Act”). At any time from August 6, 2025 to until all the securities under the Debenture Securities Agreement are sold, we will be subject to liquidated damages penalties should we fail to timely file our reports under the Exchange Act. In the event that we fail to maintain a reserve of the requirement minimum of shares of our Common Stock for issuance pursuant to the Debenture Purchase Agreement we will be subject to liquidated damages penalties which shall accrue until such deficiency is cured.

The Debenture Agreement does include a usury savings clause whereby interest payments may not exceed the amount proscribed by usury laws and that that any payments made exceeding the interest limit will be applied to lowering the principal. If a registration statement covering the resale of the Warrant Shares is not available by August 5, 2025, then the applicable Arena Investor may exercise the Warrants in whole or in part on a cashless basis. Pursuant to the Registration Rights Agreement, we agreed to, at any time after April 10, 2025 covering the resale by of the shares underlying the Debentures and Warrants.

Additionally, while the Debentures are held by the Arena Investors, we have agreed not to effect any transaction involving a Variable Rate Transaction (as defined in the Debenture Agreement). We have also agreed that if at any time prior to the first anniversary of the most recent Closing, we propose to offer or sell any New Securities (as defined in the Debenture Agreement) we shall offer to the Arena Investors the opportunity to purchase up to thirty percent (30%) of such New Securities on the same terms, conditions, and price provided for in such future financing.

Issuances of our Common Stock to the Arena Investors under the Debentures or the Warrants will not affect the rights or privileges of our existing shareholders, except that the economic and voting interests of each of our existing shareholders will be diluted as a result of any such issuance. Although the number of shares of our Common Stock that our existing shareholders own will not decrease, the shares of our Common Stock owned by our existing shareholders will represent a smaller percentage of our total outstanding shares of our Common Stock after any such issuance of shares of our Common Stock to the Arena Investors upon conversion of the Debentures or exercise of the Warrants. There are substantial risks to our shareholders as a result of the sale and issuance of Common Stock to the Arena Investors under the Debentures and the Warrants. See “Risk Factors.”

USE OF PROCEEDS

This prospectus relates to shares of Common Stock that may be offered and sold from time to time by the Selling Stockholders. We will not receive any proceeds from the resale of shares of Common Stock by the Selling Stockholders.

However, we may receive gross proceeds of up to $50,000,000 from the sale of our Common Stock to the ELOC Investor under the ELOC Purchase Agreement. We will not receive any cash proceeds from the issuance of the Commitment Shares to the ELOC Investor under the ELOC Purchase Agreement. In addition, we may receive proceeds from the cash exercise of the Warrants. See “Plan of Distribution” elsewhere in this prospectus for more information.

We intend to use any proceeds from the Selling Stockholders that we receive under the ELOC Purchase Agreement or the Warrants for working capital, strategic and general corporate purposes. We cannot specify with certainty all of the particular uses for the net proceeds that we will have from the sale of our shares pursuant to the ELOC Purchase Agreement or the Warrants. Therefore, our management will have broad discretion to determine the specific use for the net proceeds and we may use the proceeds for purposes that are not contemplated at the time of this offering.

We will incur all costs associated with this prospectus and the registration statement of which it is a part.

MARKET FOR COMMON STOCK AND DIVIDEND POLICY

Market Information and Number of Stockholders

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “REBN.” The last reported closing price for our Common Stock on Nasdaq on April 10, 2025 was $3.43 per share.

As of April 10, 2025, there were 4,568,508 of our shares of common stock issued and outstanding held by approximately 197 stockholders of record. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of shares of common stock whose shares are held in the names of various security brokers, dealers, and registered clearing agencies.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any financing instruments. Our ability to declare dividends may also be limited by restrictive covenants pursuant to any other future debt financing agreements.

CAPITALIZATION

The following table sets forth our actual cash and cash equivalents and our capitalization as of December 31, 2024:

●	on an actual basis;

●	on an as adjusted basis to give effect to the events above and the issuance and sale of 6,667,949 shares of our Common Stock at an assumed Purchase Price to the Selling Stockholders of $3.83 per share.

You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes for the fiscal year ended December 31, 2024, included in our Annual Report on Form 10-K, which is incorporated by reference herein.

	As of December 31, 2024 (audited)
(in thousands)	Actual	As adjusted
Cash and Cash Equivalents:	$158,215	$16,817,179
Total Current Liabilities:	2,783,374	2,783,374
Total Long-Term Liabilities:	4,274,836	4,274,836

Stockholders’ Equity (Deficit):
Common Stock - $0.0001 par value per share; 40,000,000 authorized shares; 4,568,508 shares issued and outstanding at December 31, 2024	428	863
Additional paid in capital	22,674,095	39,332,624
Accumulated deficit	(21,562,872)	(21,562,872)
Accumulated other comprehensive income (loss)	21,091	21,091
Total stockholders’ equity	2,602,742	17,791,706

The as adjusted information discussed above is illustrative only.

The total number of shares of our Common Stock reflected in the discussion and table above is based on 8,918,107 shares outstanding as of December 31, 2024.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our Common Stock as of April 1, 2025 (the “Determination Date”) by: (i) each current director of our company; (ii) each of our Named Executive Officers (“NEOs”); (iii) all current executive officers and directors of our company as a group; and (iv) all those known by us to be beneficial owners of more than five percent (5%) of our Common Stock.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. Under these rules, beneficial ownership generally includes any shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares that an individual or entity has the right to acquire beneficial ownership of within 60 days of the Determination Date, through the exercise of any option, warrant or similar right (such instruments being deemed to be “presently exercisable”). In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our Common Stock that could be issued upon the exercise of presently exercisable options and warrants are considered to be outstanding. These shares, however, are not considered outstanding as of the Determination Date when computing the percentage ownership of each other person.

To our knowledge, except as indicated in the footnotes to the following table, and subject to state community property laws where applicable, all beneficial owners named in the following table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Percentage of ownership is based on 4,568,508 shares of Common Stock outstanding as of the Determination Date. Unless otherwise indicated, the business address of each person in the table below is c/o Reborn Coffee Inc., 580 N. Berry St. Brea, CA 92821. No shares identified below are subject to a pledge.

	Number of Shares	Percentage of Shares
Name of Beneficial Owner	Beneficially Owned	Beneficially Owned
5% or Greater Stockholders
Directors and Named Executive Officers
Jay Kim, Chief Executive Officer and Director	410,834	9.0%
Stephan Kim, Chief Financial Officer	87,190	1.9%
Farooq M. Arjomand, Chairman of the Board	456,082	10.0%
Dennis R. Egidi, Director	155,350	3.4%
Sehan Kim, Director	47,786	1.0%
Andy Nasim, Director	-	-
Jennifer Tan, Director	-	-

All directors, directors nominees and executive officers as a group (7 persons):	1,157,242	25.3%

From time to time, the number of our shares held in “street name” accounts of various securities dealers for the benefit of their clients or in centralized securities depositories may exceed 5% of the total shares of our Common Stock outstanding.

DESCRIPTION OF SECURITIES

The following descriptions of our capital stock and certain provisions of Certificate of Incorporation, our Bylaws and Delaware law are summaries. You should also refer to the text of our Certificate of Incorporation and our Bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

Authorized and Outstanding Capital Stock

The total amount of our authorized share capital consists of 40,000,000 shares of common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our common stock are entitled to receive dividends at the same rate when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to the rights of the holders of one or more outstanding series of our preferred stock.

Upon our liquidation, dissolution or winding up, and after payment in full of all amounts required to be paid to creditors, the holders of shares of our common will be entitled to receive pro rata our remaining assets available for distribution.

All shares of our common stock that are outstanding are fully paid and non-assessable. The common stock is be subject to further calls or assessments by us. Holders of shares of our common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the common stock. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

No shares of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock. Holders of shares of our common stock do not have subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Anti-Takeover Effects of Certain Provisions

Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of common stock will be able to elect all our directors. A special meeting of stockholders may be called by a majority of our board of directors, the chair of our board of directors, or our chief executive officer. Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors.

This will make it more difficult for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. This intended to preserve our existing control structure following this offering, facilitate our continued product innovation and the risk-taking that it requires, permit us to continue to prioritize our long-term goals rather than short-term results, enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, subject to certain exceptions.

Exclusive Forum

Our bylaws contain an exclusive forum provision providing that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any of our directors, officers, employees, agents or stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, or (4) any action asserting a claim that is governed by the internal affairs doctrine. However, the exclusive forum provision states that it shall not apply to actions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934.

In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to this provision included in our bylaws. The exclusive forum provision, if enforced, may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find the exclusive forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects. For example, the Court of Chancery of the State of Delaware recently determined that a provision stating that U.S. federal district courts are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable.

Corporate Opportunities

Our certificate of incorporation provides that we renounce any interest or expectancy in the business opportunities of our its officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries and each such party shall not have any obligation to offer us those opportunities unless presented to one of our directors or officers in his or her capacity as a director or officer.

Transfer Agent and Registrar

Our transfer agent and registrar is Securities Transfer Corporation. The transfer agent’s address is 15500 Roosevelt Blvd, Suite 104, Clearwater, Florida 33760 and the telephone number is (469) 633-0101.

Listing

Our common stock is listed on the Nasdaq Capital Market under the symbol “REBN”.

SELLING STOCKHOLDERS

This prospectus relates to the issuance and resale of up to 6,667,949 shares of Common Stock issuable by us, consisting of (i) up to 2,300,000 shares of Common Stock that we may sell to the ELOC Investor, from time to time at our sole discretion, pursuant to the ELOC Purchase Agreement and Commitment Shares we are obligated to issue; (ii) up to 201,282 shares of Common Stock underlying the Warrants; and (iv) 4,166,667 shares of Common Stock underlying the Debentures.

For additional information regarding the shares of Common Stock included in this prospectus, see the section titled “The ELOC Transaction” and the “The Debentures Transaction,” above. We are registering the shares of Common Stock included in this prospectus pursuant to the provisions of the ELOC Purchase Agreement, the Debentures and the Warrants in order to permit the Selling Stockholders to offer the shares for resale from time to time. Except for the transactions contemplated by the ELOC Purchase Agreement, the Debentures and the Warrants, the Selling Stockholders have not had any material relationship with us within the past three years.

The table below presents information regarding the Selling Stockholders and the shares of Common Stock that may be resold by the Selling Stockholders from time to time under this prospectus. This table is prepared based on information supplied to us by the Selling Stockholders, and reflects holdings as of April 10, 2025. The number of shares in the column “Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus” represents all of the shares of Common Stock being offered for resale by the Selling Stockholders under this prospectus. The Selling Stockholders may sell some, all or none of the shares being offered for resale in this offering. We do not know how long the Selling Stockholders will hold the shares before selling them, and we know of no existing arrangements between the Selling Stockholders or any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of our Common Stock offered by this prospectus.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act, and includes shares of Common Stock with respect to which the Selling Stockholders have voting power, including the power to vote or to direct the voting of such shares, and/or investment power, including the power to dispose or to direct the disposition of such shares. The percentage of shares of Common Stock beneficially owned by the Selling Stockholders prior to the offering shown in the table below is based on an aggregate of 4,568,508 shares of our Common Stock outstanding on April 10, 2025.

Because the purchase price per share to be paid by the ELOC Investor for the shares of Common Stock that we may, in our discretion, elect to sell to the ELOC Investor from time to time after the date of this prospectus in purchases pursuant to the ELOC Purchase Agreement, if any, will fluctuate based on the market prices of our Common Stock at the times we elect to sell such shares to the ELOC Investor in purchases under the ELOC Purchase Agreement, and because the price at which the Debentures convert, if any, will fluctuate based on the market prices of our Common Stock, it is not possible for us to predict, as of the date of this prospectus and prior to any such purchases under the ELOC Purchase Agreement or conversion of the Debentures, the actual number of shares of Common Stock that we will issue to the Selling Stockholders, which may be fewer than the number of shares of Common Stock being offered for resale by the Selling Stockholders under this prospectus. The fourth column assumes the resale by the Selling Stockholders of all of the shares of Common Stock being offered pursuant to this prospectus.

	Number of Shares of Common Stock Owned Prior to Offering		Maximum Number of Shares of Common Stock to be Offered Pursuant	Number of Shares of Common Stock Owned After Offering
Name of Selling Stockholder	Number(1)	Percent(2)	to this Prospectus	Number(3)	Percent(2)
Arena Business Solutions Global SPC II, LTD	0	*	2,300,000	0.00	*
Arena Special Opportunities Partners III, LP	0	0.00%	3,158,197	0.00	*
Arena Special Opportunities (Offshore) Master II LP	0	0.00%	1,209,752	0.00	*

*	Represents beneficial ownership of less than 1% of the outstanding shares of our Common Stock.

(1)	In accordance with Rule 13d-3(d) under the Exchange Act, we have excluded from the number of shares beneficially owned prior to the offering all of the shares that the ELOC Investor may be required to purchase from us at our election from time to time after the date of this prospectus pursuant to Advances under the ELOC Purchase Agreement, because the issuance of such shares is solely at our discretion and is subject to conditions contained in the ELOC Purchase Agreement, the satisfaction of which are entirely outside of the ELOC Investor’s control, including the registration statement that includes this prospectus becoming and remaining effective. Furthermore, the purchases of the Common Stock are subject to certain agreed upon maximum amount limitations set forth in the ELOC Purchase Agreement. Also, the ELOC Purchase Agreement, the Debentures, and the Warrants prohibit us from issuing and selling any shares of our Common Stock to the Selling Stockholders to the extent such shares, when aggregated with all other shares of our Common Stock then beneficially owned by such Selling Stockholder, would cause such Selling Stockholder’s beneficial ownership of Common Stock to exceed the 4.99% beneficial ownership limitation. The beneficial ownership limitation may not be amended or waived under the ELOC Purchase Agreement or the Debentures.

(2)	Applicable percentage ownership is based on 4,568,508 shares of our Common Stock outstanding as of April 10, 2025.

(3)	Assumes the sale of all shares being offered pursuant to this prospectus.

PLAN OF DISTRIBUTION

The shares of Common Stock offered by this prospectus are being offered by the Selling Stockholders. The shares may be sold or distributed from time to time by the Selling Stockholders directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the shares of our Common Stock offered by this prospectus could be effected in one or more of the following methods:

●	ordinary brokers’ transactions;

●	transactions involving cross or block trades;

●	through brokers, dealers, or underwriters who may act solely as agents;

●	“at the market” into an existing market for our Common Stock;

●	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

●	in privately negotiated transactions; or

●	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

The ELOC Investor is an underwriter within the meaning of Section 2(a)(11) of the Securities Act and any broker-dealers or agents that participate in distribution of the securities will also be underwriters within the meaning of Section 2(a)(11) of the Securities Act, and any profit on sale of the securities by them and any discounts, commissions or concessions received by them will be underwriting discounts and commissions under the Securities Act. The other Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The ELOC Investor has informed us that each such broker-dealer participating in a distribution of securities by the ELOC Investor may receive commissions from the ELOC Investor and, if so, such commissions will not exceed customary brokerage commissions. Each Selling Stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities. The compensation paid to any such particular broker-dealer or agent by any such purchasers of shares of our Common Stock sold by the ELOC Investor or any other Selling Stockholder may be less than or in excess of customary commissions. None of us, the ELOC Investor or the other Selling Stockholders can presently estimate the amount of compensation that any such broker-dealer or agent will receive from any purchasers of shares of our Common Stock sold by the ELOC Investor or the other Selling Stockholders.

The ELOC Investor has informed us that it intends to use one or more registered broker-dealers to effectuate all sales, if any, of our Common Stock that it has acquired and may in the future acquire from us pursuant to the ELOC Purchase Agreement, the Debentures, and the Warrants. Such sales will be made at prices and at terms then prevailing or at prices related to the then current market price. Each such registered broker-dealer will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. The ELOC Investor has informed us that each such broker-dealer will receive commissions from the ELOC Investor that will not exceed customary brokerage commissions.

Brokers, dealers, underwriters or agents participating in the distribution of the shares of our Common Stock offered by this prospectus may receive compensation in the form of commissions, discounts, or concessions from the purchasers, for whom the broker-dealers may act as agent, of the shares sold by the Selling Stockholders through this prospectus. The compensation paid to any such particular broker-dealer by any such purchasers of shares of our Common Stock sold by the Selling Stockholders may be less than or in excess of customary commissions. Neither we nor the Selling Stockholders can presently estimate the amount of compensation that any agent will receive from any purchasers of shares of our Common Stock sold by the Selling Stockholders.

We know of no existing arrangements between the Selling Stockholders or any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of our Common Stock offered by this prospectus.

We may from time to time file with the SEC one or more supplements to this prospectus or amendments to the registration statement of which this prospectus forms a part to amend, supplement or update information contained in this prospectus, including, if and when required under the Securities Act, to disclose certain information relating to a particular sale of shares offered by this prospectus by the Selling Stockholders, including the names of any brokers, dealers, underwriters or agents participating in the distribution of such shares by the Selling Stockholders, any compensation paid by the Selling Stockholders to any such brokers, dealers, underwriters or agents, and any other required information.

We will pay the expenses incident to the registration under the Securities Act of the offer and sale of the shares of our Common Stock covered by this prospectus by the Selling Stockholders. As consideration for its irrevocable commitment to purchase our Common Stock under the ELOC Purchase Agreement, we committed to issue Commitment Shares to the ELOC Investor.

We also have agreed to indemnify the Selling Stockholders and certain other persons against certain liabilities in connection with the offering of shares of our Common Stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. The Selling Stockholders have agreed to indemnify us against liabilities under the Securities Act that may arise from certain written information furnished to us by the Selling Stockholders specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

We estimate that the total expenses for the offering will be approximately $48,725.93.

The ELOC Investor has represented to us that at no time prior to the date of the ELOC Purchase Agreement has the ELOC Investor or its agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any short sale (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our Common Stock or any hedging transaction, which establishes a net short position with respect to our Common Stock. The ELOC Investor has agreed that during the term of the ELOC Purchase Agreement, neither the ELOC Investor, nor any of its agents, representatives or affiliates will enter into or effect, directly or indirectly, any of the foregoing transactions.

We have advised the ELOC Investor that it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the ELOC Investor, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.

This offering will terminate on the date that all shares of our Common Stock offered by this prospectus have been sold by the Selling Stockholders.

Our Common Stock is currently listed on The Nasdaq Capital Market under the symbol “REBN”.

MANAGEMENT

Current Directors and Executive Officers

The following table provides information regarding our executive officers and members of our board of directors as of the date of this prospectus:

Name	Age	Position
Executive Officers
Jay Kim	63	Chief Executive Officer and Director
Stephan Kim	49	Chief Financial Officer

Non-Employee Directors
Farooq M. Arjomand	67	Chairman of the Board of Directors and Independent Director
Dennis R. Egidi	75	Director
Sehan Kim	70	Independent Director
Andy Nasim	44	Independent Director
Jennifer Tan	57	Independent Director

Background of Executive Officers and Directors

Jay Kim, age 63, Chief Executive Officer and Director

Mr. Kim has served as our Chief Executive Officer since inception in 2014. On July 1, 2007, Mr. Kim previously founded Wellspring Industry, Inc., which created the yogurt distribution company “Tutti Frutti” and the bakery-café franchise “O’My Buns.” Tutti Frutti grew to approximately 700 agents worldwide that offered self-serve frozen yogurt. Mr. Kim sold the majority ownership of Wellspring to group of investors in 2017 to focus his efforts on Reborn Coffee.

Prior to beginning Wellspring Mr. Kim was the owner of Coffee Roasters in Riverside, California from 2002 to 2007. Mr. Kim worked as the project manager for JES Inc., based in Brea, CA from 1997 to 2002 where he coordinated and managed environmental engineering projects. Mr. Kim worked as a Senior Process Engineer for Allied Signal Environment Catalyst in Tulsa, Oklahoma, from 1992 to 1997 where he coordinated and implemented projects related to plant productivity. He also acted as the leader in start-up plant to be based in Mexico for Allied Signal. From 1988 to 1992 Mr. Kim worked as the plant start-up engineer for Toyota Auto Body Inc.

Mr. Kim has a B.S, in Chemical Engineering from California State University at Long Beach and followed a Chemical office basic at US Army Chemical School in 1988. He was commissioned 1st. LT. of the US Army in 1986 and retired from the US Army in 1988.

Stephan Kim, age 49, Chief Financial Officer

Mr. Kim has served as our full-time Chief Financial Officer since June 26, 2022. Prior to joining Reborn Coffee, Mr. Kim provided professional accounting and tax consulting services for nearly 20 years to various clients in the consumer retail, healthcare, industrial manufacturing, and technology industries. Throughout his career as a public accountant, controller and banker in the US and South Korea, Mr. Kim has obtained broad and in-depth expertise on international accounting, finance, taxes and Sarbanes-Oxley 404 compliance. Mr. Kim graduated from Sogang University in South Korea with a B.A. in Sociology and Business in 2002 and earned a Master’s degree in Professional Accountancy from Indiana University in 2005. Mr. Kim began his career in 2002 as a banker with Shinhan Bank in South Korea. From 2005 to 2010, Mr. Kim was an Audit Manager at KPMG, Los Angeles office.

Non-Employee Directors

Farooq M. Arjomand, age 67, Chairman of the Board of Directors

Farooq Arjomand has served as the Chairman of the Board of Directors of Reborn Global since January 2015, and took over as the Chairman of the Board of Reborn Coffee Inc. on May 7, 2018. In 1984, he started his career as a banker with HSBC and gained experience across all departments-namely, private banking, corporate finance, trade services, and investment banking. During his stint with HSBC, he also became the founding member of Amlak Finance & Emmar Properties in 1997. Mr. Arjomand founded the Arjomand Group of companies in 2000 and has served as chief executive officer since that company’s inception. Based in Dubai, the Arjomand Group conducts various activities including real estate, manufacturing, trades, financial activities and aviation across the GCC, Asia, Europe and the US.

Mr. Arjomand has also served as the Chairman of DAMAC Properties, a leading developer in the Middle East and as a board member of Al Ahlia Insurance Company BSC, Bahrain. Mr. Arjomand also serves as Managing Partner of Barakat Group. Barakat Group has been involved in the manufacturing of juices and food stuffs for the past 30 years. Mr. Arjomand is a citizen of the United Arab Emirates. He graduated with a Business Management degree from Seattle Pacific University in Seattle, Washington.

Dennis R. Egidi, age 75, Director

Mr. Egidi is a licensed real estate broker in the State of Illinois. Additionally, Mr. Egidi was awarded the CPM® designation through the Institute of Real Estate Management. He holds a bachelor’s degree in civil engineering and attended graduate school in Civil Engineering at the University of Detroit.

Mr. Egidi joined our Board as a Director and the Vice Chairman of the Board in June of 2020. Mr. Egidi formed DRE, Inc., an Illinois real estate development company in 1993, developing over 30 affordable housing projects in Illinois, Ohio, Indiana, Iowa, and California, totaling approximately 5,000 units. Today, he continues to serve as President of DRE, Inc., and acts as Managing General Partner of 15 limited partnerships, of which 5 have been redeveloped over the past 5 years.

In addition, Mr. Egidi served as President and Chairman of the board of Promex Midwest, a real estate property management firm. He has been involved in all phases of management in the commercial, residential and industrial building fields in the Midwest. Mr. Egidi has extensive knowledge and experience in the construction industry, having served as Executive Vice President and Chief Estimator for Corbetta Construction Company of Illinois, and then for Contractors and Engineers, Inc. During his 25 years of experience in the construction industry, he was involved in all types of projects ranging from multifamily housing, historical rehabs, high-rise office buildings and shopping centers.

Mr. Egidi and DRE also have experience in the food service industry having developed fast food pizza stores in central Illinois under the Rocky Rococo brand in the 1980s. He was also a principal partner in Cookie Associates of Houston, Texas. Cookie Associates owned and operated 34 “Great American Cookie” stores and kiosks in the Houston market. Most recently, Mr. Egidi, as a principal of TF Investors LLC, was a franchisor of eight Tutti Frutti Frozen Yogurt franchises located in France and England.

Sehan Kim, age 70, Directo

Sehan Kim has been a Director of Reborn Global since January 2015 and became a member of the Board of Reborn Coffee in 2018. Sehan Kim joined Magitech Incorporation in 2013 as Vice President of Operations. He oversees operations and management in water, and beverage businesses at Magitech Corporation. He led the major projects at Magitech to install the ERP system and the cold brewed coffee extraction systems.

Prior to this position, Sehan Kim from 2005 to 2011, was Senior Vice President at Korean Air Co., Ltd. (“Korean Air”). He was the Head of the Aerospace Division at Korean Air. Prior to that, Sehan Kim was vice president and general manager of the Commercial Aerostructure Businesses at Korean Air from 2001 to 2005, which supplied various aircraft structural components to major commercial airplane manufacturers, including Airbus, Boeing and Embraer.

From January 1994 to February 1997 Mr. Kim worked as a Korean Air representative at Boeing in Seattle, Washington, and had on the job training in configuration management at Northrop Aircraft company in Los Angeles, for the Korean Fighter Coproduction Program in 1981. He joined Korean Air in August 1979 as an Aerospace structural engineer. Mr. Sehan Kim studied Aerospace Engineering at Seoul National University in 1973 through 1977 and holds a master’s Degree in business management from Busan National University.

Andy Nasim, age 44, Director

Andy Nasim has served as a Director on our Board since July 2023. Mr. Nasim graduated with a Bachelor of Science in Business with Information Technology from Staffordshire University, United Kingdom. He commenced his career in 2002 as a business development manager with Kenanga Capital Sdn Bhd, the stockbroking lending division of Kenanga Investment Bank Berhad where he drove the credit business of corporate banking, equity financing and development of financing solutions through various structured financing products and Islamic trade financing. He then became Head of Kenanga Private Equity division in 2010 where he was involved in strategic offshore merger and acquisition for the group. He obtained extensive experience in the capital markets and financial services operations. From January 2017 to present, Mr. Nasim has served as CEO / Executive Director of the Wellspring Group; a company which owns the global trademark of world-renowned dessert brand. He oversees strategic planning and international brand expansion for the Group.

Jennifer Tan, age 57, Director

Jennifer Tan has served as a Director on our Board since October 2023. Ms. Tan has over 30 years’ experience as a global entrepreneur in diversified businesses in the U.S., Europe and Asia. Since 2020, she has served as Chief Executive Officer of Hawaii Volcano Tea LP, a tea farm with multiple locations in the Volcano area of Hawaii Island. From 2009 to 2019, Ms. Tan served as Managing Director of Tutti Frutti (China) Limited, developing and executing marketing plans for Tutti Frutti Frozen Yogurt stores on both corporate-owned and franchise retail stores in China, Hong Kong and Macau. From 1997 to 2001, she served as the Managing Director of International Golf & Yacht Club (Hong Kong) Limited and Mass Star Development Limited.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Board Composition

Our business and affairs are managed under the direction of our board of directors, a majority of which are independent (i.e., Farooq M. Arjomand, Sehan Kim, Andy Nasim, and Jennifer Tan). We have six directors with no vacancies. Our current directors will continue to serve as directors until their resignation, removal or successor is duly elected.

Our certificate of incorporation and our bylaws permit our board of directors to establish the authorized number of directors from time to time by resolution. Each director serves until the expiration of the term for which such director was elected or appointed, or until such director’s earlier death, resignation or removal.

Involvement in Certain Legal Proceedings

As of the filing of this Annual Report on Form 10-K, there are no legal proceedings, and during the past ten years there have been no legal proceedings, that are material to an evaluation of the ability or integrity of any of our directors, director nominees or executive officers.

Committees of Our Board of Directors

Our board of directors has established a compensation committee and an audit committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

As of the date of this filing, our audit committee consists of Farooq M. Arjomand, Sehan Kim, and Andy Nasim. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. The chair of our audit committee is Farooq M. Arjomand, who our board of directors has determined is an “audit committee financial expert” within the meaning of SEC regulations. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

The principal duties and responsibilities of our audit committee include, among other things:

●	hiring and selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

●	helping to ensure the independence and performance of the independent registered public accounting firm;

●	helping to maintain and foster an open avenue of communication between management and the independent registered public accounting firm;

●	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent registered public accounting firm, our interim and year-end operating results;

●	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

●	reviewing our policies on risk assessment and risk management;

●	reviewing related party transactions;

●	obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes its internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

●	approving (or, as permitted, pre-approving) all audit and all permissible non-audit services to be performed by the independent registered public accounting firm.

Our audit committee operates under a written charter that satisfies the applicable listing standards of the Nasdaq Capital Market.

Compensation Committee

Our compensation committee consists of Farooq M. Arjomand, Sehan Kim, and Andy Nasim. The chair of our compensation committee is Andy Nasim.

The principal duties and responsibilities of our compensation committee include, among other things:

●	approving the retention of compensation consultants and outside service providers and advisors;

●	reviewing and approving, or recommending that our board of directors approve, the compensation, individual and corporate performance goals and objectives and other terms of employment of our executive officers, including evaluating the performance of our chief executive officer and, with his assistance, that of our other executive officers;

●	reviewing and recommending to our board of directors the compensation of our directors;

●	administering our equity and non-equity incentive plans;

●	reviewing our practices and policies of employee compensation as they relate to alignment of incentives;

●	reviewing and evaluating succession plans for the executive officers;

●	reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans; and

●	reviewing and establishing general policies relating to compensation and benefits of our employees and reviewing our overall compensation philosophy.

Our compensation committee operates under a written charter that satisfies the applicable listing standards of the Nasdaq Capital Market.

Compensation Committee Interlocks

None of the members of the compensation committee are currently, or have been at any time, one of our executive officers or employees. None of our executive officers currently serve, or have served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Nominations

We do not have a standing nominating committee. In accordance with the Nasdaq corporate governance standards, a majority of the independent directors may recommend a director nominee for selection by the board of directors. The board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The board of directors will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Our stockholders that wish to nominate a director for election to our board of directors should follow the procedures set forth in our bylaws.

We expect to expand our board of directors in the future to include additional independent directors. In adding additional members to our board of directors, we will consider each candidate’s independence, skills and expertise based on a variety of factors, including the person’s experience or background in management, finance, regulatory matters and corporate governance. Further, when identifying nominees to serve as a director, we expect that our board of directors will seek to create a board of directors that is strong in its collective knowledge and has a diversity of skills and experience with respect to accounting and finance, management and leadership, vision and strategy, business operations, business judgment, industry knowledge and corporate governance.

Code of Business Conduct and Ethics

In 2017, we adopted a Code of Business Conduct and Ethics that applies to all our employees, officers and directors. This includes our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The full text of our Code of Business Conduct and Ethics is posted on our website at www.reborncoffee.com. We intend to disclose on our website any future amendments of our Code of Business Conduct and Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions or our directors from provisions in the Code of Business Conduct and Ethics. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Insider Trading Policy

Our Code of Business Conduct and Ethics contains an insider trading policy that governs the purchase, sale, and other disposition of our securities by our directors, officers, employees and other individuals associated with us, as well as by the Company itself, that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to us. A copy of our Code of Business Conduct and Ethics is filed as Exhibit 19.1 to our Annual Report on Form 10-K for the year ended December 31, 2024.

Risk and Compensation Policies

We have analyzed our compensation programs and policies to determine whether those programs and policies are reasonably likely to have a material adverse effect on us.

EXECUTIVE COMPENSATION

Compensation Philosophy

Our compensation philosophy includes:

●	pay for performance;

●	fair compensation that is competitive with market standards;

●	compensation mix according to growth stage of our company as well as job level; and

●	incentivizing employees to work for long-term sustainable and profitable growth of our company.

Objective of Executive Compensation Program

The objective of our compensation program is to provide a fair and competitive compensation package in the industry to each named executive officer (“NEO”) that will enable us to:

●	attract and hire outstanding individuals to achieve our mid-term and long-term visions;

●	motivate, develop and retain employees; and

●	align the financial interests of each named executive officer with the interests of our stakeholders including stockholders and encourage each named executive officer to contribute to enhance value of the Company.

Our named executive officers for the year 2024, which consist of our principal executive officer and our two highest compensated executive officers, were:

●	Jay Kim, President and Chief Executive Officer; and

●	Stephan Kim, Chief Financial Officer.

Administration

Our Compensation Committee oversees our executive compensation program and is responsible for approving the nature and amount of the compensation paid to our NEOs. The committee also administers our equity compensation plan and awards.

Elements of Compensation

Our compensation program for NEOs consists of the following elements of compensation, each described in greater depth below:

●	base salaries;

●	performance-based bonuses;

●	equity-based incentive compensation; and

●	general benefits.

Base Salary

Base salaries are an annual fixed level of cash compensation to reflect each NEO’s performance, role and responsibilities, and retention considerations.

Equity Compensation

We may pay equity-based compensation to our NEOs in order to link our long-term results achieved for our stockholders and the rewards provided to NEOs, thereby ensuring that such NEOs have a continuing stake in our long-term success.

General Benefits

Our NEOs are provided with other fringe benefits that we believe are commonly provided to similarly situated executives.

Summary Compensation Table - Officers

The following table sets forth information concerning the compensation of our named executive officers for the years ended December 31, 2024 and December 31, 2023.

		Salary	Bonus	Stock Awards	Option Awards	Non-equity Incentive plan compensation	Change in Pension Value and Nonqualified deferred compensation	All other Compensation	Total
Name and principal position	Year	($)	($)	($)	($)	($)	($)	($)	($)
Jay Kim Chief Executive Officer	2024	$162,000	-0-	-0-	-0-	-0-	-0-	-0-	$162,000

Stephan Kim Chief Financial Officer	2024	$124,000	-0-	-0-	-0-	-0-	-0-	-0-	$124,000

Jay Kim Chief Executive Officer	2023	$150,000	-0-	-0-	-0-	-0-	-0-	-0-	$150,000

Stephan Kim Chief Financial Officer	2023	$144,000	-0-	-0-	-0-	-0-	-0-	-0-	$144,000

Employment Agreements

Effective July 27, 2022, we executed an employment agreement with Stephan Kim for Mr. Kim to serve as our full time Chief Financial Officer, effective immediately. Mr. Kim shall receive a monthly payment of $12,000 ($144,000 annually) as compensation for his services, and we granted $56,000 worth of restricted stock units (RSUs), which vested 3 months after employment and can be sold after one year. The employment agreement is an at-will agreement and is terminable by either party at any time.

Except as set forth above we do not currently have employment agreements with any of our NEOs.

Timing of Option Awards

We provide the following discussion of the timing of option awards in relation to the disclosure of material nonpublic information, as required by Item 402(x) of Regulation S-K. We have no policy or practice regarding option grant timing because we do not grant, and have not granted, options to our NEOs. We have not timed the disclosure of material nonpublic information to affect the value of executive compensation. During 2024, we did not grant any stock options to the NEOs during any period beginning four business days before the filing of a periodic report on Form 10-Q or Form 10-K or the filing or furnishing of a current report on Form 8-K disclosing material non-public information (other than a current report on Form 8-K disclosing a material new stock option award under Item 5.02(e) of such Form 8-K), and ending one business day after the filing or furnishing of such report with the SEC.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2024, there were no outstanding equity awards for each of the NEOs.

Director Compensation

No compensation was paid to our non-employee directors for services rendered during the years ended December 31, 2024 and 2023.

LEGAL MATTERS

The validity of the securities offered in this prospectus will be passed upon for us by Pryor Cashman LLP. Additional legal matters may be passed upon for us, the Selling Stockholders or any underwriters, dealers or agents, by counsel that we will name in the applicable prospectus supplement. As appropriate, legal counsel representing the underwriters, dealers or agents will be named in the accompanying prospectus supplement and may opine to certain legal matters.

EXPERTS

Our consolidated balance sheets as of December 31, 2024 and 2023 and the related consolidated statement of operations, stockholders’ equity and cash flows for the years ended December 31, 2024 and 2023 incorporated by reference in this prospectus have been audited by BCRG Group, independent registered public accounting firm, as indicated in their report with respect thereto, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information referenced this way is considered to be part of this prospectus, and any information that we file later with the SEC will automatically update and, where applicable, supersede this information. We incorporate by reference the following documents that we have filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with the SEC’s rules):

●	our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission on March 31, 2025; and

●	our Current Reports on Form 8-K filed with the Securities and Exchange Commission on January 2, 2025, January 10, 2025, February 11, 2025, February 12, 2025, March 3, 2025, March 17, 2025 and March 31, 2025 (other than information “furnished” under Items 2.02 or 7.01, or corresponding information furnished under Item 9.01 or included as an exhibit); and

●	the description of our Common Stock contained in the registration statement on Form 8-A, dated August 11, 2022, File No. 001-41479, and any other amendment or report filed for the purpose of updating such description.

Additionally, all documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after (i) the date of the initial filing of the registration statement to which this prospectus relates and prior to effectiveness of such registration statement, and (ii) the date of this prospectus and before the termination or completion of any offering hereunder, shall be deemed to be incorporated by reference into this prospectus from the respective dates of filing of such documents, except that we do not incorporate any document or portion of a document that is “furnished” to the SEC, but not deemed “filed.” We will not, however, incorporate by reference in this prospectus any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of our current reports on Form 8-K unless, and except to the extent, specified in such current reports

The documents incorporated by reference into this prospectus are also available on our corporate website at http://www.reborncoffee.com. We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request a copy of this information at no cost, by writing or telephoning us at the following address or telephone number:

Reborn Coffee, Inc.

Attention: Chief Financial Officer

580 N. Berry Street

Brea, CA 92821

(714) 784-6369

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities being offered by this prospectus. This prospectus does not contain all of the information in the registration statement of which this prospectus is a part and the exhibits to such registration statement. For further information with respect to us and the securities offered by this prospectus, we refer you to the registration statement of which this prospectus is a part and the exhibits to such registration statement. Statements contained in this prospectus as to the contents of any contract or any other document are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement of which this prospectus is a part. Each of these statements is qualified in all respects by this reference.

The registration statement of which this prospectus is a part is available at the SEC’s website at http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing us at 580 N. Berry Street, Brea, CA 92821, Attention: Chief Financial Officer or telephoning us at (714) 784-6369.

We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available at the SEC’s website referred to above. We also maintain a website at http://www.reborncoffee.com. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

6,667,949 Shares

REBORN COFFEE, INC.

PRELIMINARY PROSPECTUS

The date of this prospectus is April 17, 2025